Exhibit 99.12

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEWS RELEASE

NexTech Launches 3D Advertising Platform for Facebook

February 12, 2019 - Vancouver, British Columbia - Toronto, ON – NexTech AR Solutions (the “Company” or “NexTech”) (CSE: NTAR) (OTC: NEXCF) (FSE:N29) is pleased to announce it has achieved a major milestone by being able to offer eCommerce clients 3D advertising solutions on Facebook. NexTech is rapidly building out its AR-3D product offerings, including shopping, learning, video conferencing, and now ads on Facebook. With 1.5 billion people on Facebook, this new product offering is a big step forward in creating the most robust vertically integrated AR-3D offering on the market today.

“NexTech is systematically building out its product offerings and ecosystem enabling AR-3D objects to be seen and experienced at multiple touch points throughout a person's daily journey, be it shopping, learning, video conferencing and now through ads on Facebook” said Evan Gappelberg, CEO of NexTech. “Having the ability to offer 3D advertising options to our AR eCommerce customers is a big deal since the majority of spend in eCommerce is on ads”.

A 3D ad experience allows the user to truly experience products, viewing from any angle or scale with rich true rendering. This essentially provides an out of store shopping experience, the closest you can get to the actual product before buying it. Split-testing by Sketchfab-branded 3D ads versus traditional static ads bears out just how dramatically engagement can improve, showing a 633% increase in sign-up conversions and a 376% increase in click through rates.

“NexTech is the first to market for Facebook advertising with a platform that can publish from a single user interface to it, alongside the existing channels for delivery,” said Reuben Tozman, COO of NexTech. “That leaves us uniquely positioned to grow alongside the largest ad platform on the planet without losing the power and fidelity of existing AR experiences.”

The company is continuing to develop its new business pipeline, targeting high-growth verticals such as eCommerce, Education & Training, and Live Streaming & Telepresence, with an initial focus on the global retail eCommerce market, projected to reach $4.8 trillion in 2021, according to Statistica. Recent research has shown that 40% of online shoppers would be willing to pay more for a product if they could experience it through AR, while 71% of shoppers indicated they would shop at a brand more often if it offered AR experiences.

NexTech’s AR platform for eCommerce provides online retailers with a frictionless 3D shopping experience that empowers shoppers to make purchasing decisions, which ultimately drives conversions and spend, and reduces returns leading to higher ROI. To see how NexTech’s AR eCommerce platform works, view our demo site or contact us to learn more.

About NexTech AR Solutions Corp.

NexTech is bringing augmented reality (AR) to the masses by creating an AR ecosystem featuring eCommerce solutions for websites, AR learning and education tools, and AR live streaming for events. With just a few lines of embed code, the Company’s patent-pending technology can integrate into existing eCommerce platforms, providing retailers with a highly scalable platform that increases customer engagement and sales. To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.